

Mail Stop 6010

June 3, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Raymond P.L. Cannefax
President
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, UT   84119

> **RE: Paradigm Medical Industries, Inc.**
> **Item 4.02 Form 8-K/A**
> **Filed June 2, 2008**
> **File No. 0-28498**

Dear Mr. Cannefax:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A dated May 12, 2008

Item 4-02. Non-Reliance on Previously Issued Financial Statements

1.   Please refer to prior comment 1. Contrary to your response, there is no indication that you have concluded that the financial information previously reported in your annual report on Form 10-KSB for the year ended December 31, 2006 should no longer be relied upon because of an error in such financial statements. Please disclose when you concluded that your financial statements should no longer be relied upon. In addition, please amend your filing to identify the financial statements and years or periods covered that should no longer be relied upon. Specifically, financial statements for the years ended December 31, 2006 and 2005. Refer to the guidance in Item 4.02(a) under Section 4 of Form 8-K.

2.   Please refer to prior comment 3. In response to our comment, we note the last paragraph added to this report referencing your disclosure controls and procedures. We further note your statement that for the periods covered by Form 10-KSB as of the years ended December 31, 2006 and 2005, your certifying officers believe that the company's disclosure controls and procedures are effective "except for the determination and valuation of the embedded derivatives associated with the convertible notes." Given the exception noted, it remains unclear whether your certifying officers have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your certifying officers on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

3.   In future filings, please revise the date of report on the amended Form 8-K so that it is consistent with the date on the initial Form 8-K – i.e., March 26, 2008.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

If you have any questions, please call me at (202) 551-3626.

Sincerely,

David Burton
Staff Accountant